Exhibit 99.1

TRANSCANADA CORPORATION – FIRST QUARTER 2008

Media Inquiries:	Shela Shapiro /Cecily Dobson	(403) 920-7859 (800) 608-7859
Investor and Analyst Inquiries:	David Moneta/Myles Dougan/Terry Hook	(403) 920-7911 (800) 361-6522

NewsRelease
TransCanada Announces First Quarter Net Income of $449 Million
Comparable Earnings Per Share Increase 22 Per Cent

CALGARY, Alberta – April 25, 2008 – (TSX: TRP) (NYSE: TRP)

First Quarter Highlights

(All financial figures are unaudited and in Canadian dollars unless noted otherwise)
•	Net income for first quarter 2008 of $449 million ($0.83 per share) compared to $265 million ($0.52 per share) in first quarter 2007, an increase of approximately 60 per cent on a per share basis
~~•~~
Comparable earnings for first quarter 2008 of $326 million ($0.60 per share), compared to $250 million ($0.49 per share) for the same period in 2007, an increase of approximately 22 per cent on a per share basis

•	Funds generated from operations for first quarter 2008 of $922 million compared to $582 million for the same period in 2007, an increase of approximately 58 per cent
•	Dividend of $0.36 per common share declared by the Board of Directors
•	Agreed to acquire the 2,480 megawatt (MW) Ravenswood Generating Facility in New York City for US$2.8 billion
~~•~~	Realized $152 million from Calpine bankruptcy settlements
~~•~~	The Keystone Oil Pipeline project received U.S. Department of State Presidential Permit. Construction is expected to begin in second quarter 2008.

“Strong first quarter earnings and cash flow from our pipelines and energy businesses are the result of TransCanada’s focus on quality investment opportunities in markets where we have expertise and competitive advantage"said Hal Kvisle, TransCanada president and chief executive officer. “As we continue to pursue our goal of becoming the leading energy infrastructure company in North America, we are excited by the significant growth opportunities available within our core businesses and our core market regions.  In the first quarter, we announced the Ravenswood acquisition in New York City and continued to advance the Keystone Oil Pipeline project. It is opportunities such as these that will continue to build long-term value for our shareholders.”

TransCanada Corporation (TransCanada) reported net income for first quarter 2008 of $449 million ($0.83 per share) compared to $265 million ($0.52 per share) for first quarter 2007.

Comparable earnings were $326 million ($0.60 per share) for first quarter 2008 compared to $250 million ($0.49 per share) in first quarter 2007. The $76 million ($0.11 per share) increase was due to higher contributions from both the Pipelines and Energy businesses.  The increase in Pipelines was primarily due to a full quarter of earnings from the February 2007 acquisition of ANR and higher earnings from both the Canadian Mainline and GTN.  The increase in the Energy business was primarily due to increased earnings from Eastern Power and Natural Gas Storage.  Comparable earnings in first quarter 2008 excluded $152 million realized on shares from the Calpine bankruptcy settlements, a loss of $27 million to record the writedown of costs previously capitalized for the Broadwater LNG project, $10 million related to a favourable lawsuit settlement, and a net unrealized loss of $12 million from fair value adjustments in the natural gas storage business. Comparable earnings in first quarter 2007 excluded $15 million of favourable income tax adjustments.

Funds generated from operations in first quarter 2008 of $922 million was $340 million higher than the $582 million generated in the same period in 2007.  Net cash provided by operations in first quarter 2008 was $928 million compared to $618 million for the same period in 2007.  These increases were mainly due to the positive impact of the Calpine bankruptcy settlements and higher earnings noted above.

Notable recent developments in Pipelines and Energy include:

Pipelines

•
The Keystone Oil Pipeline project achieved a major milestone after receiving the U.S. Department of State Presidential Permit authorizing the construction, maintenance and operation of facilities at the U.S./Canada border to transport crude oil between the two countries. Construction of the Keystone Oil Pipeline is scheduled to begin in second quarter 2008 with initial deliveries expected to commence to Wood River and Patoka, Illinois in fourth quarter 2009.

•
Gas Transmission Northwest Corporation (GTNC) and Portland have reached agreements with Calpine for allowed unsecured claims of US$192.5 million and US$125 million, respectively, in the Calpine bankruptcy. GTNC and Portland received initial distributions of Calpine shares in February 2008 equal to approximately 85 per cent of the agreed upon claim.  These shares were sold and TransCanada realized $152 million after tax from this initial distribution.  Timing and amount of any additional distributions remain uncertain.

•
TransCanada reached a settlement agreement with stakeholders on the Alberta System and filed a 2008-2009 Revenue Requirement Settlement Application with the Alberta Utilities Commission (AUC). The settlement includes all elements of the Alberta System revenue requirement for the years 2008 and 2009.

•
In an effort to connect U.S. Rockies natural gas supply to various markets in North America, TransCanada announced the proposed Pathfinder and Sunstone natural gas transmission pipelines. A segment of the proposed Pathfinder Pipeline project follows the same route as the recently proposed Bison Pipeline project. TransCanada would be a partial owner in the proposed Bison Pipeline project through its interest in TC PipeLines, LP.

•
TransCanada submitted an application for license to construct the Alaska Pipeline project under the Alaska Gasline Inducement Act (AGIA) at the end of 2007. That application is currently under review by the Alaska Administration and, if recommended, will go to the Alaska Legislature in second quarter 2008. If approved by the Legislature, TransCanada could be granted the AGIA license later this year.

Energy

•
TransCanada recently announced an agreement to acquire all the outstanding membership interests of the 2,480 MW Ravenswood Generating Facility in New York City from National Grid for US$2.8 billion plus closing adjustments. The acquisition is subject to various state and federal government approvals, which are expected during the third quarter.

•
Bruce Power has completed its comprehensive assessment of cost to complete the Bruce A Units 1 and 2 Restart Project. The capital program for the restart and refurbishment of Bruce A Units 1 and 2 is expected to be in the range of $3.1 to $3.4 billion, up from an original 2005 cost estimate of $2.75 billion. TransCanada’s 50 per cent share is expected to be $1.55 to $1.70 billion, compared to an original estimate of $1.38 billion. Project cost increases are subject to the capital cost risk and reward sharing mechanism under the agreement with the Ontario Power Authority.  TransCanada expects the unlevered after tax return on its investment to be in the middle of the previously announced range of 9.5 per cent to 13.5 per cent.  In the event of a further 10 per cent increase in capital costs, TransCanada’s unlevered after tax return on the project would be approximately 10 per cent.  With approximately 60 per cent of the project complete, it is expected that the two units will return to service in late 2009 and early 2010.

•
The U.S. Federal Energy Regulatory Commission authorized the construction and operation of the Broadwater LNG project, subject to the conditions reflected in the authorization on March 24, 2008. On April 10, 2008 the New York State Department of State rejected the proposal to construct this facility. Broadwater is assessing its options with respect to this project.

Teleconference – Audio and Slide Presentation
TransCanada will hold a teleconference today at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the first quarter 2008 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate should phone 1-866-225-6564 or 416-641-6136 (Toronto area) at least 10 minutes prior to the start of the teleconference. No passcode is required. A live audio and slide presentation webcast of the teleconference will also be available on TransCanada's website at www.transcanada.com.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern) May 2, 2008. Please call 1-800-408-3053 or 416-695-5800 (Toronto area) and enter passcode 3256829#. The webcast will be archived and available for replay on www.transcanada.com.

With more than 50 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 355 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, approximately 7,700 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD-LOOKING INFORMATION

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s pipeline and energy assets, the availability and price of energy commodities, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, such forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed.  Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

NON-GAAP MEASURES

TransCanada uses the measures "comparable earnings", "comparable earnings per share" and "funds generated from operations" in this news release. These measures do not have any standardized meaning prescribed by GAAP. They are, therefore, considered to be non-GAAP measures and are unlikely to be comparable to similar measures presented by other entities. Management of TransCanada uses non-GAAP measures to increase its ability to compare financial results between reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. Non-GAAP measures are also provided to readers as additional information on TransCanada’s operating performance, liquidity and ability to generate funds to finance operations.

Comparable earnings comprise net earnings adjusted for specific items that are significant but not typical of the Company’s operations. Specific items are subjective; however, management uses its best judgement and informed decision-making when identifying items to be excluded in calculating comparable earnings. Specific items may include but are not limited to certain income tax refunds and adjustments, gains or losses on sales of assets, legal settlements, and bankruptcy settlements with former customers. The Consolidated Results of Operations section of the Management’s Discussion and Analysis presents a reconciliation of comparable earnings to net income. Comparable earnings per share is calculated by dividing comparable earnings by the weighted average number of shares outstanding for the period.

Funds generated from operations comprises net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the First Quarter 2008 Financial Highlights chart in this news release.

First Quarter 2008 Financial Highlights

(unaudited)

Operating Results
(unaudited)	Three months ended March 31
(millions of dollars)	2008	2007

Revenues	2,133	2,244

Net Income	449	265

Comparable Earnings (1)	326	250

Cash Flows
Funds generated from operations (1)	922	582
Decrease in operating working capital	6	36
Net cash provided by operations	928	618

Capital Expenditures	460	306
Acquisitions, Net of Cash Acquired	2	4,265

Common Share Statistics	Three months ended March 31
(unaudited)	2008	2007

Net Income Per Share - Basic	$0.83	$0.52

Comparable Earnings Per Share - Basic (1)	$0.60	$0.49

Dividends Declared Per Share	$0.36	$0.34

Basic Common Shares Outstanding (millions)
Average for the period	541	508
End of period	542	535

(1)
For a further discussion on comparable earnings, funds generated from operations and comparable earnings per share, refer to the Non-GAAP Measures section in Management’s Discussion and Analysis of this First Quarter 2008 Quarterly Report to Shareholders.